  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F., The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-25291016

With a copy to:

Howard Zhang

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 4,495,992
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 4,495,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 4,495,992
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 4,495,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Investors L.P.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,495,992
	8.	Shared Voting Power 97,453,914
	9.	Sole Dispositive Power 4,495,992
	10.	Shared Dispositive Power 97,453,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital GP Associates Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,949,906
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 101,949,906
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,949,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,949,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,949,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,949,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment No.2”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the SEC on February 13, 2018 (as so amended, the “Original Schedule 13D”), relating to the Ordinary Shares of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”) being filed jointly by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou and Chi Sing Ho (together, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

IDG-Accel China Capital L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Capital L.P. is IDG-Accel China Capital Associates L.P., a limited partnership organized under the laws of the Cayman Islands. IDG-Accel China Capital Investors L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Capital Associates L.P. is IDG-Accel China Capital GP Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China Capital Investors L.P. is also IDG-Accel China Capital GP Associates Ltd. The directors of IDG-Accel China Capital GP Associates Ltd. are Chi Sing Ho and Quan Zhou. The Reporting Persons are China-focused private equity investors. The Reporting Persons mainly invest in China-related companies, focusing on companies in the information technology, media, healthcare, clean technology and non-technology consumer businesses and services related industries.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end:

Pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) entered into among Hudson Global Finance DE II, LLC (“Hudson”), IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. dated November 14, 2019, Hudson shall acquire from IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. 1,000,000 ADSs and 81,949,906 Ordinary Shares of the Issuer in total for an aggregate purchase price of US$25,487,476.50 at closing of such transaction.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end of the seventh paragraph:

On November 14, 2019, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. entered into the Stock Purchase Agreement with Hudson, pursuant to which, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. shall sell to Hudson a total of 1,000,000 ADSs and 81,949,906 Ordinary Shares at an aggregate purchase price of US$25,487,476.50 at closing of such transaction (the “Stock Purchase”). The details of the Share Purchases are as follows:

Seller	Number of Ordinary Shares (excluding Ordinary Shares represented by ADS) Sold	Per Ordinary Share Consideration (in US$)	Number of ADSs Sold (1 ADS represents 20 Ordinary Shares)	Per ADS Consideration (in US$)	Number of Ordinary Shares (including Ordinary Shares represented by ADSs) Sold	Total Consideration (in US$)
IDG-ACCEL China Capital L.P.	78,335,914	0.25/Ordinary Share	955,900	5.00/ADS	97,453,914	24,363,478.5
IDG-ACCEL China Capital Investors L.P.	3,613,992	0.25/Ordinary Share	44,100	5.00/ADS	4,495,992	1,123,998
Total	81,949,906		1,000,000		101,949,906	25,487,476.50

Pursuant to the Stock Purchase Agreement, subject to the satisfaction or waiver of the closing conditions specified therein, the closing of the Stock Purchase is expected to be completed by December 31, 2019.

The description of the Stock Purchase Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, attached hereto as Exhibit 99.4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and supplemented by replacing Item 5(a) and Item 5(b) thereof in their entirety with the following:

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
IDG-Accel China Capital L.P.(1)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.(2)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.(3)	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914

IDG-Accel China Capital GP Associates Ltd.(4)	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906

* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2018, as reported by the Issuer in its Form 20-F filed on May 15, 2019, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and will be acquired by Hudson at the closing of the Stock Purchase, and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and will be acquired by Hudson at the closing of the Stock Purchase. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P.

(2)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and will be acquired by Hudson at the closing of the Stock Purchase, and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and will be acquired by Hudson at the closing of the Stock Purchase. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(3)	Includes (i) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and will be acquired by Hudson at the closing of the Stock Purchase, and (ii) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. IDG-Accel China and will be acquired by Hudson at the closing of the Stock Purchase. Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(4)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and will be acquired by Hudson at the closing of the Stock Purchase, and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and will be acquired by Hudson at the closing of the Stock Purchase. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(5)	Includes 101,949,906 Ordinary Shares indirectly held by IDG-Accel China Capital GP Associates Ltd., consisting of (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and will be acquired by Hudson at the closing of the Stock Purchase, and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and will be acquired by Hudson at the closing of the Stock Purchase. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.4	Stock Purchase Agreement by and among Hudson, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., dated as of November 14, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2019

IDG-ACCEL CHINA CAPITAL L.P.
By: IDG-Accel China Capital Associates L.P., its General Partner
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing Ho

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

By:	/s/ Quan ZHOU
Name:	Quan Zhou
Title:	Authorized Signatory